UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                              (Amendment No. 2) (1)

                             MTM TECHNOLOGIES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   594944 10 0
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                                 (CUSIP number)

Bear Stearns Asset Management Inc.        Ropes & Gray LLP
383 Madison Avenue                        45 Rockefeller Plaza
New York, New York  10179                 New York, New York  10111
(212) 272-9256                            (212 841-5700
Attention:  Thomas Wasserman              Attention:  Kristopher D. Brown, Esq.

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2005
 -------------------------------------------------------------------------------
            (Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594944 10 0                              Page 2 of 10 Pages

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1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   Constellation Venture Capital II, L.P.
   13-4124531
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

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3.        SEC Use Only

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4.        Source of Funds
          Not Applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e) |_|

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6.        Citizenship or Place of Organization
          Delaware

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                            7.  Sole Voting Power
NUMBER OF                       2,791,431 shares of Common Stock
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING
PERSON                      ---------------------------------------------------
 WITH
                            9.  Sole Dispositive Power
                                2,791,431 shares of Common Stock

                            ---------------------------------------------------
                            10.  Shared Dispositive Power

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       2,791,431 shares of Common Stock
-------------------------------------------------------------------------------

12.    Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       27.4 %
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14.    Type of Reporting Person
       PN
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



CUSIP No. 594944 10 0                              Page 3 of 10 Pages

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1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   Constellation Venture Capital Offshore, L.P.
   N/A
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

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3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Source of Funds
          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Cayman Islands

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                            7.  Sole Voting Power
NUMBER OF                       1,485,469 shares of Common Stock
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING
PERSON                      ---------------------------------------------------
 WITH
                            9.  Sole Dispositive Power
                                1,485,469 shares of Common Stock

                            ---------------------------------------------------
                            10. Shared Dispositive Power

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,485,469 shares of  Common Stock
-------------------------------------------------------------------------------

12.    Check if The Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       16.7%
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14.    Type of Reporting Person
       PN
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




CUSIP No. 594944 10 0                              Page 4 of 10 Pages

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1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   The BSC Employee Fund VI, L.P.
   20-0778563
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

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3.        SEC Use Only

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4.        Source of Funds
          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

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                            7.  Sole Voting Power
NUMBER OF                       1,244,803 shares of Common Stock
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING
PERSON                      ---------------------------------------------------
 WITH
                            9.  Sole Dispositive Power
                                1,244,803 shares of Common Stock

                            ---------------------------------------------------
                            10. Shared Dispositive Power

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,244,803 shares of  Common Stock
-------------------------------------------------------------------------------

12.    Check if The Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       14.4%
-------------------------------------------------------------------------------

14.    Type of Reporting Person
       PN
-------------------------------------------------------------------------------

CUSIP No. 594944 10 0                              Page 5 of 10 Pages

--------- ---------------------------------------------------------------------

1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   CVC II Partners, L.L.C.
   13-4144132
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

-------------------------------------------------------------------------------

3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Source of Funds
          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

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                            7.  Sole Voting Power
NUMBER OF                       69,708 shares of Common Stock
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING
PERSON                      ---------------------------------------------------
 WITH
                            9.  Sole Dispositive Power
                                69,708 shares of Common Stock

                            ---------------------------------------------------
                            10. Shared Dispositive Power

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       69,708 shares of Common Stock
-------------------------------------------------------------------------------

12.    Check if The Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       0.9%
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14.    Type of Reporting Person
       CO
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



CUSIP No. 594944 10 0                              Page 6 of 10 Pages

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1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   Constellation Ventures Management II, LLC
   13-4122121
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

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3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Source of Funds
          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------

                            7.  Sole Voting Power
NUMBER OF
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING                       5,521,703 shares of Common Stock
PERSON
 WITH                       ---------------------------------------------------

                            9.  Sole Dispositive Power

                            ---------------------------------------------------
                            10. Shared Dispositive Power
                                5,521,703 shares of Common Stock

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       shares of Common Stock
-------------------------------------------------------------------------------

12.    Check if The Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       42.8%
-------------------------------------------------------------------------------

14.    Type of Reporting Person
       CO
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



CUSIP No. 594944 10 0                              Page 7 of 10 Pages

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1. Name of Reporting Person
   I.R.S. Identification No. of Above Person (Entities Only)
   Bear Stearns Asset Management Inc.
   06-1135192
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2. Check the Appropriate Box if a Member of a Group

   (a)     |X|
            -------------------------------------------------------------------
   (b)     |_|

-------------------------------------------------------------------------------

3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Source of Funds
          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------

                            7.  Sole Voting Power
NUMBER OF
SHARES
BENEFICIALLY                ---------------------------------------------------
OWNED BY
 EACH                       8.  Shared Voting Power
REPORTING                       5,591,411 shares of Common Stock
PERSON
 WITH                       ---------------------------------------------------

                            9.  Sole Dispositive Power

                            ---------------------------------------------------
                            10. Shared Dispositive Power
                                5,591,411 shares of Common Stock

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       5,591,411 shares of Common Stock
-------------------------------------------------------------------------------

12.    Check if The Aggregate Amount in Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13.    Percent Of Class Represented By Amount In Row (11)
       43.1%
-------------------------------------------------------------------------------

14.    Type of Reporting Person
       CO
-------------------------------------------------------------------------------

CUSIP No. 594944 10 0                              Page 8 of 10 Pages


                         Amendment No. 2 to Schedule 13D

         Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2004 and Amendment No. 1 thereto filed on July 21, 2005 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

         The Schedule 13D is hereby amended as follows:

Item 1.  Identity and Background

         Item 1 is hereby amended by adding the following thereto:

         By virtue of NEXL Voting Agreement described in Item 6 below, the Reporting Persons may also be deemed to be a group with the other NEXL Voting Agreement Parties. While the Reporting Persons do not affirm that such a "group" has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following thereto:

         On August 9, 2005, Clifford Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders' Agreement, the Constellation Purchasing Entities appointed Thomas Wasserman as a director, effective August 9, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended by adding the following thereto:

NEXL MERGER AGREEMENT

         On August 16, 2005, the Issuer entered into an Agreement and Plan of Merger (the "NEXL Merger Agreement") with NEXL, Inc., a Massachusetts corporation ("NEXL"), MTM Technologies (Massachusetts),LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (the "Merger Subsidiary"), Clifford L. Rucker (the "Controlling Shareholder") and each person added as a party to the NEXL Merger Agreement pursuant to Section 12.02 thereof (collectively with the Controlling Shareholder, the "Shareholders" and each a "Shareholder"), pursuant to which NEXL will be merged with and into the Merger Subsidiary and the Merger Subsidiary will continue as the surviving entity and a wholly owned subsidiary of Issuer (the "NEXL Merger"). Subject to certain adjustments, in exchange for all of the outstanding capital stock of NEXL, the shareholders of NEXL will receive, in the aggregate: (i) $13,050,000 in cash (the "Cash Consideration"); and (ii) 3,000,000 shares of Common Stock (the "Stock Consideration"), a portion of which will be delivered to an escrow agent, to be held and distributed pursuant to the terms of an escrow agreement; provided that if the average of the NASDAQ closing price of Common Stock for the 30 trading days ending on the date five business days prior to the meeting of the Issuer's shareholders convened to approve the sale and issuance of MTM Common Stock (the "Stockholder Meeting") pursuant to the Merger Agreement (such average, the "Stock Value") is greater than $5.85 per share, the Stock Payment will be reduced such that the total value of the shares of Common Stock actually delivered (including the shared delivered to the Escrow Agent) equals $17,550,000. Upon the achievement of certain performance benchmarks, which are subject to adjustment based on the occurrence of certain events specified in the NEXL Merger Agreement, the shareholders of NEXL will be entitled to receive and additional $1,000,000 in cash and additional shares of Common Stock in an aggregate amount determined by dividing $1,000,000 by the greater of (A) the average NASDAQ closing price of the Common Stock for the ten business days ending immediately prior to the end of the period beginning on the first day of the first calendar month following the closing date and ending on the date twelve months thereafter and (B) $4.00.

CUSIP No. 594944 10 0                              Page 8 of 10 Pages

         The obligations of the parties to the NEXL Merger Agreement to effect the NEXL Merger are subject to certain conditions, including shareholder approval, regulatory approvals and other customary closing conditions. Prior to the effective time of the NEXL Merger, the Issuer or NEXL may terminate the NEXL Merger Agreement under certain conditions, in each case as set forth in the NEXL Merger Agreement. In addition, the NEXL Merger Agreement may be terminated by either the Issuer or NEXL if five business days prior to the Stockholder Meeting, the Stock Value is less than $2.90, unless either (i) NEXL and the Controlling Shareholder agree to reduce the Cash Consideration such that the value of the Stock Consideration constitutes at least 40% of the total consideration to be paid on the closing date, prior to adjustment or (ii) the Issuer agrees to increase the Stock Consideration such that the value of the Stock Consideration constitutes at least 40% of the total consideration to be paid on the closing date, prior to adjustment.

         On August 16, 2005, the holders of the Preferred Stock, voting as a separate class, approved the transactions contemplated by the NEXL Merger Agreement by written consent. The issuance of shares of Common Stock in the Merger requires the approval of the Issuer's shareholders in accordance with the requirements of the Nasdaq Stock Market.

NEXL VOTING AGREEMENT

         Concurrently with, and as a condition to, NEXL's execution of the NEXL Merger Agreement, the Constellation Purchasing Entities, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (together, the "Pequot Funds") and the Company (collectively, the "NEXL Voting Agreement Parties"), entered into a Voting Agreement (the "NEXL Voting Agreement"). Under the NEXL Voting Agreement, the NEXL Voting Agreement Parties have agreed that, at any meeting of the shareholders of the Issuer, or in connection with any other circumstances upon which a vote, consent or other approval (including by written consent) to be taken by the shareholders of the Issuer relating to the NEXL Merger Agreement and the transactions contemplated thereby or for the Issuer to perform its obligations thereunder, the NEXL Voting Agreement Parties will vote in favor of the adoption of the NEXL Merger Agreement and the approval of the transactions contemplated thereby. Until the transactions contemplated by the NEXL Merger Agreement are consummated or the NEXL Merger Agreement is terminated, each shareholder party to the NEXL Voting Agreement agreed not to enter into or exercise its rights under any voting arrangement with respect to its shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the NEXL Voting Agreement or the transactions contemplated thereby. Each of the shareholders party to the NEXL Voting Agreement granted an irrevocable proxy to John F. Kohler, the Issuer's general counsel, and any other individual designated by the shareholders, to vote such shareholder's shares or grant consent or approval of the NEXL Merger Agreement and the transactions contemplated thereby.

         Pursuant to its terms, the NEXL Voting Agreement, and all rights and obligations thereunder, terminate upon the earlier of: (ii) the consummation of the transactions contemplated by the NEXL Merger Agreement; or (ii) the termination of the NEXL Merger Agreement in accordance with its terms.

         A copy of the NEXL Merger Agreement is incorporated herein by reference as Exhibit 1, and a copy of the NEXL Voting Agreement is attached hereto as
Exhibit 2. Any descriptions of such agreements are qualified in their entirety by reference thereto.

Item 7.  Material To Be Filed As Exhibits

Exhibit 1 Agreement and Plan of Merger, dated as of August 16, 2005, by and among the Issuer, NEXL, Inc. and MTM Technologies (Massachusetts), LLC, Clifford
L. Rucker and each person added thereto pursuant to Section 12.02 thereof (incorporated by reference to Exhibit 1 to the Issuer's Report on Form 8-K dated August 16, 2005 filed with the Commission on August 19, 2005).

Exhibit 2 Voting Agreement, by and among the Issuer, the Constellation Purchasing Entities and the Pequot Funds (appears at Page 11)

CUSIP No. 594944 10 0                              Page 10 of 10 Pages



                                    Signature

         The undersigned hereby agree that this Schedule 13D with respect to the Common Stock, par value $.001 per share, of MTM Technologies, Inc. is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2005

         CONSTELLATION VENTURE CAPITAL II, L.P.

         By:  Constellation Ventures Management II, LLC, General Partner
         By:  Bear Stearns Asset Management Inc., Managing Member

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Senior Managing Director

         CONSTELLATION VENTURE CAPTIAL OFFSHORE II, L.P.

         By:  Constellation Ventures Management II, LLC, General Partner
         By:  Bear Stearns Asset Management Inc., Managing Member

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Senior Managing Director

            THE BSC EMPLOYEE FUND VI, L.P.

         By:  Constellation Ventures Management II, LLC, General Partner
         By:  Bear Stearns Asset Management Inc., Managing Member

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Senior Managing Director

                   CVC II PARTNERS, L.L.C.

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Member

         CONSTELLATION VENTURES MANAGEMENT II, LLC

         By:  Bear Stearns Asset Management Inc., Managing Member

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Senior Managing Director

         BEAR STEARNS ASSET MANAGEMENT INC.

         By:/s/ Clifford H. Friedman
            ---------------------------------------------------------------
               Name:  Clifford H. Friedman
               Title: Senior Managing Director